

Mail Stop 4631

January 12, 2010

<u>Via U.S. mail and facsimile</u>

Mr. David A. Owen
Chief Financial Officer
Wolverine Tube, Inc.
200 Clinton Avenue West, Suite 1000
Huntsville, Alabama 35801

   RE: Form 10-K for the year ended December 31, 2008
      Form 10-Q for the period ended October 4, 2009
       File No. 1-12164

Dear Mr. Owen:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

         Sincerely,

         Rufus Decker
         Accounting Branch Chief